CardConnect Corp.
1000 Continental Drive, Suite 300

King of Prussia, PA 19406

July 5, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: CardConnect Corp.

Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-217443)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CardConnect Corp. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consents to the withdrawal, effective as of the date hereof, of the Registrants’ Registration Statement on Form S-3 (File No. 333-217443) filed with the Commission on April 25, 2017, together with all exhibits thereto (collectively, the “Registration Statement”). No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Registrant is requesting withdrawal of the Registration Statement because there is no longer a present intention to request the effectiveness of, or offer any securities under, the Registration Statement.

The Registrant also respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of CardConnect Corp. for future use.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact Matthew J. Gilroy, at Weil, Gotshal & Manges LLP at (212) 310-8961.

[Signature Page Follows]

Best Regards, CARDCONNECT CORP.

By:	/s/ Jeffrey Shanahan
Name: Jeffrey Shanahan Title: Chief Executive Officer and President